Mail Stop 3561

 					December 9, 2005



Mr. James A. McGrady
Executive Vice President, Chief Financial Officer, Treasurer and
Secretary
Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224

	Re:	Retail Ventures, Inc.
		Form 8-K Filed December 8, 2005
		File No. 1-10767

Dear Mr. McGrady:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


Form 8-K

Item 4.02(a)
1. Please explain to us in greater detail the nature of the deferred tax liability and how you determined the previously reported amount was incorrect. Further, as the deferred tax liability relates to the initial public offering of DSW, Inc., which occurred on June 29, 2005, please explain why the restatement does not affect the statement of operations for the fiscal quarter ended July 30, 2005.

*    *    *    *

      As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding this comment.

								Sincerely,


								Sarah Goldberg


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Mr. McGrady
Retail Ventures, Inc.
December 9, 2005
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